Phaos Technology Holdings (Cayman) Ltd

83 Science Park Dr,

#02-01 & #04-01A/B The Curie, Singapore Science Park 1

Singapore 118258

February 19, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Al Pavot, Terence O’Brien, Robert Augustin and Katherine Bagley

Re:	Phaos Technology Holdings (Cayman) Ltd Registration Statement on Form F-1 Filed January 6, 2025 File No. 333-284137

Dear Sir or Madam,

This letter is in response to your letter on 23rd January, 2025, in which you provided comments to Registration Statement on Form F-1 of Phaos Technology Holdings (Cayman) Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on January 6, 2025. On the date hereof, the Company has filed the Registration Statement on Form F-1/A (“Form F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Registration Statement on Form F-1 filed January 6, 2025

Risk Factors

For the financial years ended April 30, 2023 and 2024, top 5 customers . . ., page 12

1.	Please revise this risk factor to disclose, as you do on page 34, that your largest customer accounted for 43% and 73% of revenue for the years ended April 30, 2023 and April 30, 2024 respectively, and describe the risks related to any potential loss of one significant customer.

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have revised our disclosure on page 12 of Form F-1.

Business

Widening our product range, page 47

2.	We note your disclosure that you are working with a Korean microscopy company in developing a series of products. Please file the agreement with this company or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation SK.

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have filed this agreement as Exhibit 10.24.

Audit Report, page F-2

3.	Please revise to include a signed audit report.

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have provided a signed audit report at page F-2 of Form F-1/A.

Note 5, page F-13

4.	We have reviewed your response to prior comment 11 and reissue in part. Please explain why the loan is classified as a current asset instead of a long-term asset. In this regard, we note that the loan agreement specifies a 36 month maturity and does not appear to indicate that it is “due on demand.”

RESPONSE: We note the Staff’s comment and respectfully advise the staff that Exhibit 10.23 has been revised to include the addendum letter signed on 31st January 2024 which reflects the due on demand nature of the loan. Per ASC 470-10-45-2, the on-demand nature reflects its classification as current on the balance sheet.

Exhibits

5.	We note that certain portions of Exhibit 10.23 have been redacted. Please revise the footnote to the exhibit index regarding the omission of information from certain filed exhibits to specify the rule relied upon. Pursuant to Item 601(b)(10)(iv), please include a statement at the top of the first page of such exhibit stating that certain information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential.

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have revised the footnote to the exhibit index, and amended Exhibit 10.23 accordingly.

6.	Please refile all exhibits in text-searchable format. See Item 301 of Regulation S-T..

RESPONSE: We note the Staff’s comment and respectfully advise the staff that we have refiled all the exhibits accordingly.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Andrew Yeo
Chief Executive Officer